Filed by: Foster Wheeler Ltd., Foster Wheeler LLC

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the
Securities Exchange Act of 1934

Subject Companies: FW Preferred Capital Trust I, Foster Wheeler
Ltd., and Foster Wheeler LLC

Registration Statement No. 333-107054
Registration Statement No. 333-117244

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054, which incorporates the registration statement on Form S-4 (File No. 333-117244)) and (2) the Schedule TO (File No. 005-79124). These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

        The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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FOSTER WHEELER ANNOUNCES EXCHANGE OFFER EXTENSION

Minimum Threshold Remains Unmet

        HAMILTON, BERMUDA, September 17, 2004—Foster Wheeler Ltd. (OTCBB: FWLRF) announced today that a minimum threshold related to its equity-for-debt exchange remains unmet for one class of securities. Specifically, 57.5% of the revised minimum threshold of 60% has been tendered by holders of the 9.00% Preferred Securities. Foster Wheeler is extending its exchange offer until 5:00 p.m., New York City time, on September 21, 2004.

        "Unless the tendered amount of Preferred Securities meets or exceeds an acceptable minimum threshold, this exchange offer will fail," said Raymond J. Milchovich, chairman, president and chief executive officer. "Especially given that we have exceeded the minimum thresholds regarding every other class of securities involved in our exchange offer, it would be a shame if all our stakeholders were forced to suffer because of a small shortfall in the Preferred Securities."

        "We hope that all those who have tendered continue to do so, and that those still holding Preferred Securities tender them, so that we can close our offer on Tuesday," continued Mr. Milchovich.

        If Foster Wheeler fails to complete the exchange offer, it is then obligated, subject to certain conditions, to commence and attempt to consummate the same economic transactions contemplated by the exchange offer through an alternative implementation structure. This obligation is contained in the lock-up agreements signed with various institutional holders of the company's debt securities, and it is more fully described in the registration statement on Form S-4 filed with the SEC relating to the proposed exchange offer. Foster Wheeler continues to actively consider such alternatives.

Legal Details

        The securities proposed to be exchanged are as follows: (1) Foster Wheeler's Common Shares and its Series B Convertible Preferred Shares (the "Preferred Shares") and warrants to purchase Common Shares for any and all outstanding 9.00% Preferred Securities, Series I issued by FW Preferred Capital

Trust I (liquidation amount $25 per trust security) and guaranteed by Foster Wheeler Ltd. and Foster Wheeler LLC, including accrued dividends; (2) Foster Wheeler's Common Shares and Preferred Shares for any and all outstanding 6.50% Convertible Subordinated Notes due 2007 issued by Foster Wheeler Ltd. and guaranteed by Foster Wheeler LLC; (3) Foster Wheeler's Common Shares and Preferred Shares for any and all outstanding Series 1999 C Bonds and Series 1999 D Bonds (as defined in the Second Amended and Restated Mortgage, Security Agreement, and Indenture of Trust dated as of October 15, 1999 from Village of Robbins, Cook County, Illinois, to SunTrust Bank, Central Florida, National Association, as Trustee); and (4) Foster Wheeler's Common Shares and Preferred Shares and up to $150,000,000 of Fixed Rate Senior Secured Notes due 2011 of Foster Wheeler LLC guaranteed by Foster Wheeler Ltd. and certain Subsidiary Guarantors for any and all outstanding 6.75% Senior Notes due 2005 of Foster Wheeler LLC guaranteed by Foster Wheeler Ltd. and certain Subsidiary Guarantors; and solicitation of consents to proposed amendments to the indenture relating to the 9.00% Junior Subordinated Deferrable Interest Debentures, Series I of Foster Wheeler LLC, the indenture relating to the 6.50% Convertible Subordinated Notes due 2007 and the indenture relating to the 6.75% Senior Notes due 2005.

        As of 5:00 p.m. on September 17, 2004, holders have tendered the following dollar amounts and percentages of the following original securities: (1) 9.00% Preferred Securities, $100,696,725 (57.5%); (2) 6.50% Convertible Subordinated Notes, $209,930,000 (99.97%); (3) Robbins Series C Bonds due 2024, $56,643,071 (73.4%), Robbins Series C Bonds due 2009, $12,028,197 (99.2%), and Robbins Series D Bonds, $35,489,277 based on the balance due at maturity (99.1%); and (4) 6.75% Senior Notes, $191,118,000 (95.6%).

        A copy of the prospectus relating to the New Notes and other related documents may be obtained from the information agent. The information agent for the exchange offer and consent solicitation is Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York 10014. Georgeson's telephone number for bankers and brokers is 212-440-9800 and for all other security holders is 800-891-3214.

        The dealer manager for the exchange offer and consent solicitation is Rothschild Inc., 1251 Avenue of the Americas, 51st Floor, New York, New York 10020. Contact Rothschild at 212-403-3784 with any questions on the exchange offer.

        The exchange agent for the exchange offer is the Bank of New York, London Branch.

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054) and (2) the Schedule TO (File No. 005-79124). These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov, or from the information agent as noted above.

        The foregoing reference to the exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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Notes to Editor:

1.
Foster Wheeler Ltd. is a global company offering, through its subsidiaries, a broad range of design, engineering, construction, manufacturing, project development and management, research and plant operation services. Foster Wheeler serves the refining, upstream oil and gas, LNG and gas-to-liquids, petrochemicals, chemicals, power, pharmaceuticals, biotechnology and healthcare industries. The corporation is based in Hamilton, Bermuda, and its operational headquarters are in

  Clinton, New Jersey, USA. For more information about Foster Wheeler, visit our Web site at http://www.fwc.com.

2.
Safe Harbor Statement

  This news release contains forward-looking statements that are based on management's assumptions, expectations and projections about the company and the various industries within which the company operates. These include statements regarding our expectations regarding revenues (including as expressed by our backlog), liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The company cautions that a variety of factors, including but not limited to the factors described under the heading "Business—Risk Factors of the Business" in the company's most recent annual report on Form 10-K/A and the following, could cause the company's business conditions and results to differ materially from what is contained in forward-looking statements: changes in the rate of economic growth in the United States and other major international economies, changes in investment by the power, oil and gas, pharmaceutical, chemical/petrochemical and environmental industries, changes in the financial condition of our customers, changes in regulatory environment, changes in project design or schedules, contract cancellations, changes in estimates made by the company of costs to complete projects, changes in trade, monetary and fiscal policies worldwide, currency fluctuations, war and/or terrorist attacks on facilities either owned or where equipment or services are or may be provided, outcomes of pending and future litigation, including litigation regarding our liability for damages and insurance coverage for asbestos exposure, protection and validity of patents and other intellectual property rights, increasing competition by foreign and domestic companies, changes in financial markets, compliance with debt covenants, monetization of certain power systems facilities, implementation of our restructuring plan, recoverability of claims against customers and others, changes in estimates used in critical accounting policies. Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us.

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09-17-04

Media Contact:	Maureen Bingert	908-730-4444
Investor Contact:	John Doyle	908-730-4270
Other Inquiries:		908-730-4000